INDEX LICENSE AGREEMENT

THIS INDEX LICENSE AGREEMENT ("Agreement"), effective as of September 27, 2022 (the "Effective Date"), is entered into by and between Paralel Advisors LLC ("Licensee"), a Delaware limited liability company, having an office at 1700 Broadway, Suite 1230, Denver, CO 80290, and Rocky Mountain Advisers, LLC, an Alaska limited liability company ("Licensor"), having an office at 2121 E. Crawford Place, Salina, KS 67401.

WHEREAS, Licensor owns, and itself or through its agents compiles, calculates and maintains, certain indices listed on Exhibit A, as may be amended from time to time (including the data therein contained, the "Index");

WHEREAS, Licensee wishes to use the Index as the basis of the exchange traded fund described in Exhibit B, annexed hereto and made a part hereof (the "Fund");

WHEREAS, Licensee wishes to use the Index to sponsor, issue, establish, organize, structure, operate, manage, offer, sell, market, promote, write, list, trade, exchange and distribute (collectively "Sponsor") the Fund; to make disclosure about the Fund under applicable laws, rules and regulations in order to indicate that Licensor is the source of the Index; and to use the Index and refer to the Index in connection with the Fund pursuant to the terms and conditions hereinafter set forth; and

WHEREAS, Licensor desires to grant Licensee authorization to use the Index in connection with the Fund pursuant to the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of their mutual covenants, undertakings and promises contained herein, and other good and valuable consideration, the receipt and adequacy of which the parties hereby acknowledge, the parties agree as follows:

1.	Grant of the License and Use of the Index

(a) Subject to the terms and conditions of this Agreement, Licensor hereby grants to Licensee an exclusive, non-transferable, non-sublicensable (except as noted below), revocable license in the United States (the "Territory") during the Term (as defined below): (i) to use the Index to Sponsor the Fund (including any trademarks of the Licensor as part of the name of the Fund or in reference to such license); and (ii) to use and refer to the Index Fund (including any trademarks of the Licensor as part of the name of the Fund or in reference to such license) in connection with making such disclosure about the Fund as necessary under any applicable law, rules, regulations or provisions of this Agreement, but, in each case, only in connection with indicating Licensor as the source of the Index (the "License").

(b) The License granted to Licensee hereunder does not include the right to, and Licensee shall not directly or indirectly, create any derivative information or data from the Index or publish or disseminate the Index or any information or data relating to the Index on any website or through any other means, except to the extent necessary to be disclosed to the Fund's investors or prospective investors by the regulatory authority that regulates the Fund. If Licensee is requested or required by requests for information or documents, subpoena or other legal process to disclose any Index data or information not permitted to be disseminated by this Section 1(b), Licensee shall notify Licensor thereof as soon as reasonably practical so that Licensor may seek an appropriate protective order, and Licensee shall cooperate, as reasonably requested by Licensor, in obtaining an appropriate protective order.

(c) Licensee is granted the right to sublicense the License herein granted to the Fund in such manner as determined appropriate or necessary by the Licensee in order to operate the Fund, except that such sublicense may not violate this Agreement.

2.	Term

The term of this Agreement shall commence on the Effective Date and shall continue for a period of two years (the "Initial Term") unless terminated earlier in accordance with its terms. On expiration of the Initial Term, this Agreement shall automatically renew for successive one-year periods (each a "Renewal Term") unless either party serves notice of non-renewal on the other no later than ninety (90) days before the end of the Initial Term or the then current Renewal Term, as appropriate (the Initial Term and the Renewal Terms together referred to as the "Term").

3.	License Fees and Records

(a) In consideration of the License granted to Licensee under this Agreement, Licensee shall pay to Licensor an amount equal to the calculations set forth in Exhibit C (such fees, the "License Fees"). The License Fees shall be payable by Licensee monthly in arrears within thirty (30) days of the end of the month to which such License Fee relates. All payments to Licensor shall be made in United States dollars either by corporate check to Licensor at the address specified in Section 12 (or such other address as Licensor may hereafter designate in writing) or by wire transfer to a bank account designated by Licensor in writing.

4.	Termination

(a) Licensor may terminate this Agreement with immediate effect upon written notice to Licensee if: (i) any legislation or regulation is adopted, any government interpretation of applicable authority is issued, or any court order is imposed which, in Licensor's reasonable judgment, materially impairs its ability to continue the License or otherwise provide the Index; or (ii) if Licensee ceases to be the sponsor of, and/or advisor to, the Fund.

(b) Licensee may terminate this Agreement upon no less than thirty (30) days written notice to Licensor if Licensee decides to cease offering or otherwise distributing or selling the Fund, liquidate or otherwise cease operating any entity which operates, distributes or sells the Fund, or ceases use of the Index in connection with the Fund.

(c) Either party may terminate this Agreement upon written notice to the other (the "Defaulting Party") if the Defaulting Party is in breach of any material term or condition of this Agreement and, if the breach is capable of remedy, it has continued unremedied for a period of thirty (30) days after the other party has given notice to the Defaulting Party specifying the breach and the steps required to remedy it.

(d) Licensor may terminate this Agreement in accordance with the provisions of Section 6(a).

(e) Promptly after the effective date of expiration or termination of this Agreement (and in no event later than thirty days (30) days after such effective date), Licensee shall cease all use of Licensor's Confidential Information (defined below) and the Index; provided, however, that, except where Licensor has terminated this Agreement pursuant to Section 4(a) or Section 4(c), and subject to compliance with the terms of this Agreement, Licensee may continue to utilize any previously printed and approved materials which contain the Index for a period of up to ninety (90) days following such expiration or termination. Termination or expiration of this Agreement shall not relieve any party from any License Fees, payment, or other obligation already accrued prior to the effective date of such termination or expiration, nor from any liability for a breach of this Agreement occurring prior to the effective date of such termination or expiration.

5.	Licensor's Obligations

(a) Licensor or its agent shall calculate and provide to Licensee, as reasonably necessary during the Term, the Index calculations and constituent data in accordance with the parameters for such calculations established by Licensor from time to time. In addition, Licensor shall provide Licensee with timely notification and information regarding changes to the Index consistent with Licensor's then current procedures, which procedures may be modified by Licensor. Licensor shall use reasonable efforts to notify Licensee prior to making any material change to the Index.

6.	Use of Trademarks and Review; Calculation Agent Provisions

(a) Licensee shall use its best efforts to protect the goodwill and reputation of Licensor in connection with its use of the Index. In order to ensure the integrity of the trademarks and goodwill related to the Index, Licensee shall maintain the quality of the Fund it offers at the level of quality generally prevailing for similar products in the industry. If Licensor reasonably objects to Licensee's use of the trademarks or goodwill related to the Index or any informational or promotional materials of the Fund as they describe the Index, Licensee shall alter or withdraw such material to Licensor's satisfaction within thirty (30) days of receipt of the objection. If Licensee refuses to so alter or withdraw such materials, Licensor may terminate this Agreement, upon ninety (90) days advance written notice to Licensee, with an opportunity to cure within that period.

(b) Licensor may use a calculation agent to maintain and calculate the Index ("Calculation Agent") and Licensee may refer to the specific trade names, trademarks and/or service marks of the Calculation Agent (the "Marks") to extent necessary only to identify the current Calculation Agent as the calculation agent of the Index; provided, that Licensee execute any agreement required by the Calculation Agent which is related to such use of the Calculation's Agents trade names, trademarks and/or service marks. As of the date of this Agreement, the name of the Calculation Agent and the Marks applicable to the Calculation Agent are set forth in Exhibit D-1. Should the Licensee or the Fund refer to the Marks in Fund marketing materials (including any marketing or promotional materials, such as brochures or factsheets, whether in print, online, or other media), Licensee will include or cause the Fund to include such trademark notice and disclaimer as set forth in Exhibit D-2. Should the Licensee or the Fund be required or need to refer to the Marks in Fund disclosure documents (such as a prospectus, registration statement, shareholder reports, or otherwise, whether in print, online, or other media), Licensee will include or cause the Fund to include such trademark notice, disclaimer and limitations of liability as set forth in Exhibit D-3. Prior to inclusion of the Marks in either marketing or disclosure documents, Licensee will submit to Licensor to allow for any required review by the Calculation Agent of such use of the Marks as required by Licensor's agreements with the Calculation Agent. If the Calculation Agent used by Licensor should change, Licensor will provide written notice to Licensor of such change and the parties agree to use reasonable efforts to amend this Agreement with the revised information and requirements relating to the new Calculation Agent and use of such Calculation Agent's Marks. Licensor agrees to provide Licensee with written notice immediately following any revisions to the information and required disclosures of the current Calculation Agent that are set forth in Exhibit D-1, Exhibit D-2 and Exhibit D-3, following which such new information shall be deemed to replace the current information found in the applicable exhibit, provided however, that if the new information and/or required disclosures materially changes the burden on Licensee or the Fund, an amendment to this Agreement will be required in such instance.

7.	Confidential Information

(a) Each Party acknowledges that Confidential Information may be disclosed to the other Party during the course of this Agreement. The recipient Party agrees that it will take reasonable steps, at least substantially equivalent to the steps it takes to protect its own Confidential Information, during the term of this Agreement, and for a period of three (3) years following expiration or termination of this Agreement, to prevent the disclosure of the disclosing Party's Confidential Information, other than to its employees, affiliates, subsidiaries or other agents who must have access to such Confidential Information for the recipient Party to perform its obligations or exercise its rights hereunder, who will each agree to comply with this Section. Notwithstanding the above, either Party (including the Funds) may disclose Confidential Information to the extent demanded by a court or a government agency with regulatory jurisdiction over the Party after notice is given to the other Party, if practical, or in the Party's regulatory responsibilities over its members, associated persons, issuers, or others under the Exchange Act of 1934, or similar applicable law. As used herein, "Confidential Information" shall mean any information relating to or disclosed in the course of the Agreement, which is, or should be reasonably understood to be, confidential or proprietary to the recipient Party, including, but not limited to, the material terms of this Agreement, the Index, methodology, sales, cost and other unpublished financial information, product and business plans, projections and marketing data. Confidential Information shall not include information (a) already lawfully known to or independently developed by the receiving Party (including the Funds), (b) disclosed in published materials, (c) generally known to the public, or (d) lawfully obtained from any third party.

8.	Ownership of the Index

(a) Licensee acknowledges and agrees that, as between Licensor and Licensee, the Index is the exclusive property of Licensor and that the Index and its compilation and composition and changes therein are under the sole control and discretion of Licensor. Licensee agrees that nothing in this Agreement shall be construed to transfer to Licensee or any other party, any ownership rights to, or equity interest in and/or to the Index and/or any intellectual property rights pertaining thereto, Licensor's Confidential Information, or the Marks. Licensee agrees that it shall not directly or indirectly challenge or assist any third party in challenging the ownership or validity of the Index, or of any intellectual property rights therein. Licensee shall not directly or indirectly, attempt to register any trademark of Licensor related to the Index.

(b) Licensor reserves all rights with respect to the Index except those expressly licensed to Licensee hereunder. All use of any trademarks related to the Index by Licensee, and the goodwill associated therewith, shall inure to the benefit of Licensor.

(c) Licensee acknowledges all rights of Licensor in the Index and confirms that it will not develop itself, or otherwise license from a third-party, an index or investment strategy using Licensor's Confidential Information.

9.	Representations and Warranties; Limitation of Liability

(a) Each party represents and warrants to the other that it has the authority to enter into this Agreement according to its terms and that its performance does not violate any laws, regulations or agreements applicable to it.

(b) Licensee represents and warrants to Licensor that: (i) it shall take reasonable actions to prevent the Fund from violating any applicable laws, rules or regulations, including, but not limited to, banking, commodities, investment companies and securities laws; (ii) Licensee's performance in connection with this Agreement does not violate any laws, rules, regulations or agreements applicable to Licensee; and (iii) Licensee shall use and disseminate all materials relating to the Fund only in compliance with, and shall not take any action with respect to any of the materials inconsistent with, the terms and conditions of this Agreement.

(c) LICENSOR DISCLAIMS ANY AND ALL REPRESENTATIONS AND WARRANTIES WITH RESPECT TO THE INDEX, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR USE, PURPOSE, OR RESULTS, AND NO WARRANTY IS PROVIDED HEREIN WITH RESPECT TO THE ACCURACY OR USE OF THE INDEX BY LICENSEE OR THE FUND OR THE RESULTS THAT LICENSEE INTENDS FOR THE FUND TO ACHIEVE AS TO LICENSEE OR OWNERS OF THE FUND.

(d) Except with respect to its indemnification obligations, a breach of confidentiality and for its fraud, gross negligence or willful misconduct, no party shall not have any liability whatsoever, under any theory of law, tort, contract, strict liability or otherwise, for lost profits or indirect, punitive, special, or consequential damages arising out of this Agreement, even if notified of the possibility of such damages.

10.	Indemnification

(a) Licensee shall indemnify, defend and hold Licensor and its respective successors, assigns, officers, directors, employees, agents and representatives (hereinafter individually or collectively referred to as "Licensor Indemnitees") harmless from and against any and all judgments, liabilities, claims, causes of action, suits, damages, losses and expenses, including reasonable attorneys' fees and expenses, for which a Licensor Indemnitee may become liable to a third party to the extent resulting from (i) Licensee's breach of any of its covenants, representations and warranties under this Agreement, (ii) the Fund or Licensee's use of the Index in violation of this Agreement, or (iii) any claim based upon allegations of fraud, gross negligence or willful misconduct to the extent attributable to any act of Licensee. In the event there is a claim against Licensor for which indemnification from Licensee is sought hereunder, Licensor promptly shall notify Licensee thereof and Licensee shall have the right to control and defend, settle or contest said claim, provided that (x) Licensor's prior written consent shall be obtained for any settlement of said claim unless the settlement includes an unconditional release of the Licensor Indemnitees from all liability in respect of such claims and does not impose any injunctive or equitable relief or other restrictions on the Licensor Indemnitees, and (y) Licensor shall have the right to participate in any such defense, settlement or contest at its own cost and expense.

(b) Licensor shall defend, or settle at its own expense, any cause of action or proceeding brought against Licensee or its successors, officers, directors, employees, agents and representatives (hereinafter individually or collectively referred to as "Licensee Indemnitees"), and pay any judgments, liabilities, damages, losses and expenses awarded against such person in such cause of action or proceeding or included in any settlement thereof, to the extent resulting from an infringement or other violation of any third party's intellectual property rights arising out of or relating to Licensee's use of the Index or the trademarks related to the Index as permitted by this Agreement. In the event there is a claim against Licensee for which indemnification from Licensor is sought hereunder, Licensee promptly shall notify Licensor thereof and Licensor shall have the right to control and defend, settle or contest said claim, provided that Licensee's prior written consent shall be obtained for any settlement of said claim unless the settlement includes an unconditional release of the Licensee Indemnitees from all liability in respect of such claims and does not impose any injunctive or equitable relief or other restrictions on the Licensee Indemnitees.

11.	Force Majeure

(a) Neither Licensor nor Licensee shall bear responsibility or liability for any losses arising out of any delay in or interruptions of their respective performance of their obligations under this Agreement due to any act of God, act of governmental authority, act of the public enemy or due to war, the outbreak or escalation of hostilities, riot, fire, flood, civil commotion, insurrection, labor difficulty (including, without limitation, any strike, or other work stoppage or slow down), severe or adverse weather conditions, communications line failure, or other similar cause beyond the reasonable control of the party so affected.

12.	Miscellaneous

(a) This Agreement constitutes the entire agreement of the parties hereto with respect to its subject matter and may be amended or modified only by a writing signed by duly authorized officers of both parties. This Agreement supersedes all previous agreements between the parties with respect to the subject matter of this Agreement. There are no oral or written collateral representations, agreements, or understandings except as provided herein. If any provisions of this Agreement are for any reason declared to be invalid or unenforceable, the validity of the remaining provisions shall not be affected thereby.

(b) The relationship of the parties is that of independent contractors and neither party nor its agents or employees shall be considered employees or agents of the other party. This Agreement does not constitute and shall not be construed as consisting of a partnership or joint venture or grant of a franchise between the parties. Neither party shall have the right, nor shall it represent that it has the right, to bind the other party to any obligations to third parties.

(c) No breach, default, or threatened breach of this Agreement by either party shall relieve the other party of its obligations or liabilities under this Agreement with respect to the protection of the property or proprietary nature of any property which is the subject of this Agreement.

(d) This Agreement shall not be assigned or transferred by Licensee without the prior written consent of Licensor and any attempted assignment or transfer shall be null and void and shall constitute a material breach of this Agreement.

(e) All notices and other communications under this Agreement shall be (i) in writing, (ii) delivered by hand, by registered or certified mail, return receipt requested, or by email transmission to the address or email set forth below or such address or email address as either party shall specify by a written notice to the other and (iii) deemed given upon receipt.

Notice to Licensee:	Paralel Advisors LLC 1700 Broadway, Suite 1230 Denver, CO 80290
Attn: General Counsel
legalnotice@paralel.com

Notice to Licensor:	Rocky Mountain Advisers, LLC
2121 E. Crawford Place
Salina, KS 67401 (with additional copy via email to: jacob@investrma.com)

(f) This Agreement shall be interpreted, construed and enforced in accordance with the laws of the State of Colorado and the parties hereby submit to the exclusive jurisdiction of the federal courts of any Colorado State Court with respect to any dispute arising out of or under this Agreement.

(g) The failure of a party to insist upon strict adherence to any provision of this Agreement on any occasion shall not be considered or deemed to be a waiver nor considered or deemed to deprive that party of the right thereafter to insist upon strict adherence to that provision or any other provision of this Agreement. Any waiver must be in writing.

(h) This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which together shall constitute on and the same instrument.

[signature page follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first set forth above.

Paralel Advisors LLC		Rocky Mountain Advisers, LLC

Signature:	/s/ Jeremy May	Signature:	/s/ Joel Looney

Name:	Jeremy May	Name:	Joel Looney
(Please print)
Title:	Chief Executive Officer	Title:	President
Date:	Sept. 27, 2022	Date:	Sept. 27, 2022

EXHIBIT A

SRH U.S. Quality Index

EXHIBIT B

SRH U.S. Quality ETF

EXHIBIT C

[attached]

EXHIBIT D-1

MARKS

1.	Calculated by S&P Dow Jones Indices"; and

2.	The related stylized design as follows:

EXHIBIT D-2

MARKETING DISCLOSURE

SRH U.S. Quality Index (the "Index") is the property of Rocky Mountain Advisers, LLC, which has contracted with S&P Opco, LLC (a subsidiary of S&P Dow Jones Indices LLC) to calculate and maintain the Index. The Index is not sponsored by S&P Dow Jones Indices or its affiliates or its third party licensors (collectively, "S&P Dow Jones Indices"). S&P Dow Jones Indices will not be liable for any errors or omissions in calculating the Index. "Calculated by S&P Dow Jones Indices" and the related stylized mark(s) are service marks of S&P Dow Jones Indices and have been licensed for use by Rocky Mountain Advisers, LLC. S&P® is a registered trademark of Standard & Poor's Financial Services LLC ("SPFS"), and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC ("Dow Jones").

EXHIBIT D-3

FUND DISCLOSURE

SRH U.S. Quality Index (the "Index") is the property of Rocky Mountain Advisers, LLC, which has contracted with S&P Opco, LLC (a subsidiary of S&P Dow Jones Indices LLC) to calculate and maintain the Index. The Index is not sponsored by S&P Dow Jones Indices LLC or its affiliates or its third party licensors, including Standard & Poor's Financial Services LLC and Dow Jones Trademark Holdings LLC (collectively, "S&P Dow Jones Indices"). S&P Dow Jones Indices will not be liable for any errors or omissions in calculating the Index. "Calculated by S&P Dow Jones Indices" and the related stylized mark(s) are service marks of S&P Dow Jones Indices and have been licensed for use by Rocky Mountain Advisers, LLC. S&P® is a registered trademark of Standard & Poor's Financial Services LLC, and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC.

The SRH U.S. Quality ETF based on the Index are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices. S&P Dow Jones Indices does not make any representation or warranty, express or implied, to the owners of the SRH U.S. Quality ETF or any member of the public regarding the advisability of investing in securities generally or in the SRH U.S. Quality ETF particularly or the ability of the Index to track general market performance. S&P Dow Jones Indices' only relationship to Rocky Mountain Advisers, LLC with respect to the Index is the provision of the calculation services related to the Index. S&P Dow Jones Indices is not responsible for and has not participated in the determination of the prices and amount of the SRH U.S. Quality ETF or the timing of the issuance or sale of the SRH U.S. Quality ETF or in the determination or calculation of the equation by which the SRH U.S. Quality ETF may converted into cash or other redemption mechanics. S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of the SRH U.S. Quality ETF. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within the Index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it investment advice.

S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION WITH RESPECT THERETO, INCLUDING, ORAL, WRITTEN, OR ELECTRONIC COMMUNICATIONS. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY ROCKY MOUNTAIN ADVISERS, LLC, OWNERS OF THE SRH U.S. QUALITY ETF, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES, INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME, OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE.

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